

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 5, 2008

By U.S. Mail and facsimile

Mr. Jerry Swinford
Chief Executive Officer
Coil Tubing Technology Holdings, Inc.
19511 Wied Rd. Suite E
Spring, Texas 77388

>   Re: Coil Tubing Technology Holdings, Inc.
>   Amendment No. 3 to Registration Statement on Form S-1
>   File No. 333-144677
>   Filed February 11, 2008

Dear Mr. Swinford:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 1 and that your parent has subsequently filed a Form 15 to terminate the registration of its common stock under section 12(g) of the Securities Exchange Act of 1934. Please note that your obligation to comply with Section 14 of the 1934 Act does not cease until 90 days after the filing of the Form 15. Accordingly, please advise us of the plans to address the concerns addressed in our prior comment 1 and herein.

2.	We note your response to our prior comment 2. Please place this information in the front of the prospectus on page 5.

3.	We understand that you do not know whether your parent, Coil Tubing Technology, Inc., had any liabilities that may have been secured by your assets; and are therefore unable to rule out the possibility that there may be creditors who have a legitimate claim against your assets and may seek recourse against you in the future. If this is correct, risk factor disclosure may be appropriate, pursuant to Item 503(c) of Regulation S-B.

Cover Page of Registration Statement

4.	Please revise the cover page of the Form S-1 to comply with the recent amendments to the form. Specifically, please include the information specifying the type of filer that you are.

Financial Statements – Interim

General

5.	We understand that you will be updating your financial statements to comply with Item 310(g)(2) of Regulation S-B when filing your next amendment.

6.	Tell us why the November 2005 issuance of shares by IPMC Holdings Corp. in exchange for 100% of your shares and the December 2005 issuance of shares by Coil Tubing Technology Inc. for 100% of the IPMC Holdings Corp. shares are not reverse mergers that would need to be reflected in your financial statements, if that is your view.

7.	 As discussed in our conference call on February 29, 2008, it is unclear how you determined that EITF 02-11 did not apply to your situation. As you know, this literature may require you to account for the spin-off that you intend to undertake in conjunction with your initial registration as a reverse spin-off. This would mean that your historical financial presentation would correspond to that of the consolidated entity; and financial statements covering the period in which the spin-off occurs, and any pro forma financial information, would depict the legal parent as the spinee. Please submit the analysis that you performed, addressing all of the indicators listed in EITF 02-11, in concluding that reverse spin-off accounting would not be required, if that is your view.

Note 4 – Stockholders' Equity, page F-7

8.   We note your response to prior comment 19, indicating that the 1 million Series A preferred shares that you issued to Mr. Swinford had "no fair market value" and thus were recorded at $1,000 par, offset by a negative $1,000 additional paid in capital. Please clarify how you determined that these shares had a value of zero, in light of the shares giving Mr. Swinford the right to vote 51% of all the outstanding voting shares.

9.   Please further expand the disclosure you added in response to prior comment 21, regarding the 1,000,000 common shares issued to Mr. Swinford in conjunction with his July 1, 2007 Employment Agreement, to describe the method by which you determined the value of these shares was $1,000 ($0.001 per share), as indicated on page F-9.

10.   Please advise us of your position with respect to compensation expense that you may need to record in conjunction with the June 19, 2007 issuance of Coil Tubing Technology, Inc. (the parent entity) preferred stock, following the guidance in SAB Topic 1:B, which we discussed in a conference call on February 14, 2008. If you do not believe you will need to recognize expense for this issuance, please explain your rationale. Otherwise, submit the computations underlying your determination of fair value.

Financial Statements – Annual

General

11.   We note that you have not provided a response to prior comment 22 regarding push down accounting and the basis assigned to your assets and liabilities in conjunction with the acquisition by Grifco International, Inc. on March 20, 2005. We reissue prior comment 22.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lily Dang at (202) 551-3867 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: David M. Loev, Esq. (by facsimile)
        L. Dang
        K. Hiller
        D. Levy